VEON Implements New Clawback Policy and Updates Incentive Plans to Enhance Accountability in Compliance with Nasdaq Listing Standards Amsterdam, 27 November 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces governance enhancements to its executive remuneration structure, underscoring its commitment to ethical corporate governance practices and financial integrity. The Board of Directors of VEON (the “Company”) has introduced a robust Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to align with Section 10D and Rule 10D-1of the Securities Exchange Act of 1934 and the listing standards adopted by NASDAQ. Effective 2 October 2023, the Clawback Policy enables the Company to recover erroneously awarded incentive-based compensation from current and former Executive Officers (as defined in the Clawback Policy) in the event that it is required to prepare an accounting restatement. This step is crucial in maintaining transparency and accountability, particularly in instances requiring accounting restatements. In tandem with the adoption of the Clawback Policy, the Board of Directors has also revised existing incentive-based compensation plans to further align executive remuneration with shareholder interests and corporate objectives. The amended incentive-based compensation plans, copies of which are filed as Exhibits 99.3, 99.4 and 99.5 to the Company’s Current Report on Form 6-K filed today, reflect VEON’s continuous effort to ensure its governance structure evolves in line with industry best practices. The foregoing description of the Clawback Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Clawback Policy, a copy of which is filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K filed today. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S.

Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s governance, strategy and investment plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com